Exhibit 99.1

DHT HOLDINGS, INC. REPORTS SECOND QUARTER 2011 RESULTS AND DECLARES QUARTERLY DIVIDEND OF $0.10 PER SHARE

ST. HELIER, CHANNEL ISLANDS, July 14, 2011 – DHT Holdings, Inc. (NYSE:DHT) ("DHT" or the "Company") today announced:

Highlights

●	The Company declared a cash dividend of $0.10 per share for the quarter payable on August 4, 2011 for shareholders of record as of July 28, 2011.

●
On May 31, 2011, the Company announced that it will offer to acquire all the shares of Saga Tankers.  Saga is a Norwegian based tanker company listed on the Oslo Stock Exchange which owns a fleet of four VLCCs, three of which are built in 2000 and one of which is built in 1995. Three vessels are operating in the spot market while one vessel is on time charter until the third quarter of 2012. Provided the offer is successful, the transaction is expected to close in August.

●
On May 16, 2011, the Company announced that it has time chartered in the Venture Spirit, a 2003 built VLCC, for a period of 16 to 18 months at a rate of USD 27,000 per day. DHT has a continuous option during the charter to purchase the vessel at USD 65 million for the first 6 month period, USD 66 million for the second 6 month period and USD 67 million for the third 6 month period. The vessel was delivered on May 16, 2011 and is employed in the Tankers International Pool.

●	Revenue for the quarter was $25.9 million. Ten vessels are on charters until 2012 – 2018 and the DHT Phoenix and Venture Sprit are employed in the Tankers International pool.

●	Net income for the second quarter was $4.3 million, or $0.07 per share. Adjusted for non-cash interest rate swap related items, net income for the quarter was $4.3 million, or $0.07 per share.

●
Vessel operating expenses for the quarter were $8.6 million including start-up and delivery costs related to the DHT Eagle, which was delivered on May 27, 2011, expensed costs related to the special survey and dry-docking of DHT Ann and costs related to the transfer of two vessels to a new technical manager.

●
G&A for the quarter was $2.2 million including non-cash cost related to restricted share agreements for management and board.  G&A for the quarter includes a high level of activity related to the offer to acquire Saga Tankers, vessel inspections and vessel acquisitions.

●	Net financial expenses of $1.8 million include a net non-cash loss on interest rate swaps of $0.1 million.

●	Cash on hand at quarter-end was $73.3 million.

DHT will host a conference call at 8:00 a.m. EDT on Thursday July 14, 2011 to present the results for the quarter. See below for further details.

Second Quarter Results
The Company today reported revenues for the period from April 1 to June 30, 2011, of $25.9 million, compared to revenues of $21.1 million for the prior-year period.   For the quarter there was no profit sharing under the Company's profit-sharing arrangements. The DHT Eagle was delivered to DHT on May 27 and is employed on a two year time charter at $32,300 net per day.  The Venture Spirit was delivered on May 16, 2011 and is employed in the Tankers International pool.

The Company's vessels were on-hire 99.5% for the quarter. This does not include planned off-hire during the quarter related to the DHT Ann completing its special survey and dry-dock.  The next scheduled class surveys are special surveys and dry-docks for three VLCCs; one in each of the third and fourth quarter of 2011 and first quarter 2012.  In addition, two Aframax vessels are scheduled for interim surveys in the fourth quarter of 2011.

Vessel operating expenses for the quarter were $8.6 million including start-up and delivery costs related to the DHT Eagle, which was delivered on May 27, 2011, expensed costs related to the special survey and dry-docking of DHT Ann and costs related to the transfer of two vessels to a new technical manager.

Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, were $7.8 million.  G&A for the quarter was $2.2 million including non-cash cost related to restricted share agreements for management and board.  G&A for the quarter includes a high level of activity related to the offer to acquire Saga Tankers, vessel inspections and vessel acquisitions.

Net financial expenses of $1.8 million include a net non-cash loss on interest rate swaps of $0.1 million.

The Company had net income for the quarter of $4.3 million or $0.07 per diluted share, compared to net loss of $2.0 million or $0.04 per diluted share, for the second quarter of 2010.  After adjusting for non-cash financial items related to interest rate swaps, net income for the quarter was $4.3 million or $0.07 per share.  Free cash flow from operations after debt service was $11.5 million or $0.18 per share1.

At the end of the second quarter, the Company's cash balance was $73.3 million.  The Company remains in compliance with its financial covenants.

Svein Moxnes Harfjeld, CEO, stated: "The charter coverage of our fleet enables us again to declare a dividend to our shareholders.  We continue to execute on our communicated plan to expand the company during the downturn keeping a prudent capital structure and the second quarter saw another two VLCCs added to the fleet in operation. "

1)
Free cash flow from operations after contractual debt service represents the sum of net income, amortization of unrealized loss of interest rate swaps, fair value (gain)/loss on derivative financial instrument and depreciation and amortization.  Please refer to the table for reconciliation between net income and free cash flow from operations after contractual debt service.

Financial Calendar
The Company plans to report its next four quarterly earnings as follows:

Q3 2011 on October 28, 2011
Q4 2011 on January 19, 2012
Q1 2012 on April 19, 2012
Q2 2012 on July 19, 2012

Reconciliation of non-IFRS financial measures
($ in thousands except shares and per share amounts)

	2Q 2011	2Q 2010	1H 2011	1H 2010
	Apr. 1- June 30, 2011	Apr. 1 - June 30, 2010	Jan. 1 - June 30, 2011	Jan. 1 - June 30, 2010
	Unaudited	Unaudited	Unaudited	Unaudited

Net Income	4,274	(2,027)	8,289	(4,236)
Amortization of unrealized loss of interest rate swaps	448	3,030	914	9,090
Fair value (gain)/loss on derivative financial instrument	(381)	(2,048)	(1,098)	(7,121)
Net Income adjusted for non-cash financial items	4,341	(1,045)	8,105	(2,267)

Weighted average number of shares (diluted)	64,347,261	48,688,005	61,007,871	48,688,005
Net Income adjusted for non-cash financial items per share	0.07	(0.02)	0.13	(0.05)

Net Income	4,274	(2,027)	8,289	(4,236)
Amortization of unrealized loss of interest rates swap	448	3,030	914	9,090
Fair value (gain)/loss on derivative financial instruments	(381)	(2,048)	(1,098)	(7,120)
Depreciation and amortization	7,788	7,080	14,541	14,088
Repayment of long-term Debt	(609)	–	(609)	–
Operating cash flow after debt service	11,520	6,035	22,037	11,822

Operating cash flow after debt service per share	0.18	0.12	0.36	0.24

EARNINGS CONFERENCE CALL INFORMATION

DHT will host a conference call at 8:00 a.m. EDT Thursday July 14, 2011 to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 888 935 4577 within the United States, 23162190 within Norway and +44 207 136 6248 for international callers..  The passcode is "DHT".  A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through July 21, 2011.  To access the replay, dial 1 866 932 5017 within the United States, 21000498 within Norway or +44 207 111 1244 for international callers and enter 4845956# as the pass code.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2011.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:

Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2011

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands except per share amounts)

ASSETS	Note	Jun. 30, 2011	Dec. 31, 2010
Current assets		Unaudited	Audited
Cash and cash equivalents		$73,305	58,569
Accrued charter hire		804	464
Prepaid expenses		7,585	2,713
Total current assets		81,695	61,746
	5
Vessels		522,891	412,744
Other assets		522	21
Other long-term receivables	5	222	844
Deposit for vessel acquisition		–	5,500
Total assets		605,330	480,855

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses		4,340	4,449
Derivative financial instruments		3,342	3,065
Current portion long-term debt		4,938	–
Prepaid charter hire		8,455	8,088
Total current liabilities		21,074	15,602

Non-current liabilities
Long-term debt	4	319,940	265,231
Derivative financial instruments		1,859	3,224
Other long-term liabilities		381	457
Total non-current liabilities		322,180	268,912

Total liabilities		343,254	284,514

Stockholders’ equity
Common stock	6, 7	642	487
Paid-in additional capital	6, 7	308,241	240,537
Retained earnings/(deficit)		(45,226)	(42,188)
Other opponents of equity		(1,581)	(2,495)
Total stockholders’ equity		262,076	196,341

Total liabilities and stockholders’ equity		605,330	480,855

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT
($ in thousands except per share amounts)

		Q2 2011	Q2 2010	1H 2011	1H 2010
		Apr.1 - Jun. 30	Apr.1 - Jun. 30	Jan. 1 - Jun 30	Jan. 1 - Jun 30
	Note	2011	2010	2011	2011
		Unaudited	Unaudited	Unaudited	Unaudited
Gross Revenues		$25,904	$21,080	$48,172	$44,733

Operating expenses
Voyage expenses		–	–	(1,294)	–
Vessel expenses		(8,551)	(8,886)	(14,990)	(17,302)
Charter hire expense		(1,203)	–	(1203)	–
Depreciation and amortization	5	(7,788)	(7,080)	(14,541)	(14,088)
General and administrative expense		(2,235)	(2,370)	(4,672)	(4,197)
Total operating expenses		(19,776)	(18,336)	(36,699)	(35,587)

Operating income		6,128	2,744	11,473	9,146

Interest income		21	32	63	51
Interest expense		(1,773)	(3,821)	(3,373)	(7,753)
Fair value gain/(loss) on derivative financial instruments	4	(76)	(982)	174	(1,970)
Other Financial income/(expenses)		–	–	–	(3,710)
Profit/(loss) before tax		4,300	(2,027)	8,338	(4,236)

Income tax expense		(26)	–	(49)	–
Net income/(loss) after tax		$4,274	$(2027)	$8,289	$(4,236)
Attributable to the owners of parent		$4,274	$(2027)	$8,289	$(4,236)

Basic net income per share		0,07	(0,04)	0,14	(0,09)
Diluted net income per share		0,07	(0,04)	0,14	(0,09)

Weighted average number of shares (basic)		64,395,031	48,731,228	61,007,871	48,709,857
Weighted average number of shares (diluted)		64,395,031	48,731,228	61,035,182	48,709,857

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Profit for the period	$4,274	$(2,027)	$8,289	$(4,236)

Other comprehensive income:
Reclassification adjustment from previous cash flow	448	3,030	914	9,090

Total comprehensive income for the period	$4,722	$1003	$9,203	$4,854

Attributable to the owners of parent	$4,722	$1003	$9,203	$4,854

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
($ in thousands)

		Q2 2011	Q2 2010	1H 2011	1H 2010
		Apr.1 - Jun.	Apr.1 - Jun.	Jan. 1 - Jun.	Jan. 1 - Jun.
	Note	30, 2011	30, 2010	30, 2011	30, 2011
		Unaudited	Unaudited	Unaudited	Unaudited
Cash Flows from Operating Activities
Net income		$4,274	(2,027)	$8,289	(4,236)
Items included in net income not affecting cash flows:
Depreciation and amortization		7,788	7,128	14,541	14,183
Amortization related to interest and swap expense		76	982	(174)	1,969
Deferred compensation related to options and restricted stock		154	103	375	347
Changes in operating assets and liabilities:
Accrued charter hire, prepaid expenses and long-term receivables		(4,015)	986	(4,789)	705
Accounts payable, accrued expenses, prepaid charter hire and long-term liabilities		(406)	2,349	182	1,374
Net cash provided by operating activities		7,871	9,521	18,424	14,342

Cash Flows from Investing Activities:
Decrease/(increase) in vessel acquisitions deposits		6,700	–	5,500	–
Investment in vessels		(69,300)	–	(124,402)	–
Investment in fixtures and fittings		(187)	–	(558)	–
Net cash used in investing activities		(62,787)	–	(119,460)	–

Cash flows from Financing Activities
Issuance of common stock	6,7			67,540
Cash dividends paid	7	(6,435)	(4,876)	(11,327)	(4,972)
Issuance of long-term debt	4	33,081	–	60,169	–
Repayment of long-term debt		(609)	–	(609)	(28,000)
Net cash provided by/(used) in financing activities		26,037	(4,876)	115,773	(32,972)

Net increase/(decrease) in cash and cash equivalents		(28,879)	4,645	14,736	(18,630)
Cash and Cash equivalents at beginning of period		102,184	49,389	58,569	72,664
Cash and cash equivalents at end of period		73,305	54,034	73,305	54,034

Specification of items included in operating activities:
Interest paid		1,691	3,703	3,172	7,977
Interest received		21	-	63	–

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS' EQUITY
($ in thousands except shares)
Unaudited

	Common Stock		Paid-in	Retained	Cash Flow	Total
	Shares	Amount	Additional Capital	Earnings	Hedges	equity

Balance at January 1, 2010	48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924
Total comprehensive income				(4,236)	9,090	4,854
Cash dividens declared and paid				(4,972)		(4,972)
Issue of common stock						–

Compensation related to options and restricted stock	26,284		347			347
Balance at June 30, 2010	48,702,181	487	239,971	(43,032)	(5,273)	192,153

Balance at January 1, 2011	48,921,961	$487	$240,537	$(42,188)	$(2,495)	$196,341
Total comprehensive income				8,289	914	9,203
Cash dividends declared and paid				(11,328)		(11,328)
Issue of common stock	15,425,300	154	67,331			67,485
Compensation related to options and restricted stock			375			375
Balance at June 30, 2011	64,347,261	641	308,243	(45,227)	(1,581)	262,076

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2011

Note 1 – General information

DHT Holdings, Inc. ("DHT" or the "Company") is a limited company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company's principal executive office is located at 26 New Street, St Helier, Jersey, Channel Islands.

Note 2 – General accounting principles

The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT's audited consolidated financial statements included in its Annual Report on Form 20-F for 2010.

The condensed financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IFRS").

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2010 audited consolidated financial statements.

The Board confirms that these interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning 1 January 2011 but not currently relevant to the group (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements;

●	Revised IAS 24 (revised), 'Related party disclosures', issued in November 2009. Effective 1 January 2011.

●	Classification of rights issues' (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after 1 February 2010.

●	IFRIC 19, 'Extinguishing financial liabilities with equity instruments', effective 1 July 2010.

●
Prepayments of a minimum funding requirement' (amendments to IFRIC 14). The amendments correct an unintended  consequence of IFRIC 14, 'IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their  interaction'.

●	Annual Improvements project, The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards.

Note 3 – Segment reporting

Since DHT's business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.  The Company's vessels carry crude oil only. The Company's management manages the Company's operations as one business segment.

Entity-wide disclosures:

Information about major customers:
As of June 30, 2011, ten of the Company's 12 vessels are on charter, pursuant to either time charters or bareboat charters, of which nine vessels are on charter to wholly-owned subsidiaries of Overseas Shipholding Group, Inc .("OSG") and one vessel is on charter to a wholly-owned subsidiary of Frontline, Ltd. The charters' payments under the charters are a major source of revenue for the Company. Two vessels are operating in the Tankers International pool.

Note 4 – Interest bearing debt

As of June 30, 2011, DHT had interest bearing debt totalling $327,000,000 of which $194,000,000 is priced at Libor+0.70%, $72,000,000 is priced at Libor+0.85%, $27,500,000 is priced at Libor+2.75% and the new loan for the financing of the DHT Eagle entered in to in the second quarter of 2011 totalling $33,500,000 is priced at Libor+2.50%. Interest is payable quarterly in arrears. As of June 30, 2011, the Company had one interest rate swap in an amount of $65,000,000 under which DHT pays a fixed rate of 5.95% including margin of 0.85%. From January 1, 2009 the Company has discontinued hedge accounting on a prospective basis. Derivatives are re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss.

The Company's credit agreements contain a financial covenant related to the charter-free market value of the Company's vessels that secure the obligations under the credit facilities. With regards to the credit agreement with the Royal Bank of Scotland totaling $266,000,000 the charter free value of the vessels shall at all times be above 120% of the outstanding under the loan plus the actual or notional cost of terminating the interest rates swap. With regards to the credit agreement related to the DHT Phoenix totaling $27,500,000 and DHT Eagle totaling $33,500,000,000 entered into in the first and second quarter of 2011, respectively, the charter free value of the vessel shall at all times be above 130% of the outstanding under the respective loans. These two credit facilities also contain financial covenants related to DHT on a consolidated basis. As of June 30, 2011 the Company was in compliance with the financial covenants.

Note 5 – Vessels and Vessel Acquisitions

For purposes of calculating the depreciation of our vessels, the scrap value used to calculate the estimated residual values has been changed as of January 1, 2011 to $300 per ton.  This will reduce the depreciation on our vessels owned as of January 1, 2011 by about $2.2 million per year.

On March 1, 2011 DHT took delivery of the DHT Phoenix, a 1999 built VLCC. The purchase price was $55,000,000 which has been financed with cash and $27,500,000 in debt financing. The vessel is operating in the Tankers International Pool.

On May 16, 2011, the Company announced that it has time chartered in the Venture Spirit, a 2003 built VLCC, for a period of 16 to 18 months at a rate of USD 27,000 per day. DHT has a continuous option during the charter to purchase the vessel at USD 65 million for the first 6 month period, USD 66 million for the second 6 month period and USD 67 million for the third 6 month period. The vessel was delivered on May 16, 2011 and is employed in the Tankers International Pool.

On May 27, 2011 DHT took delivery of the DHT Eagle, a 2002 built VLCC. The purchase price was $67,000,000 which has been financed with cash and $33,500,000 in debt financing. The vessel is employed on a two year time charter at $32,300 net per day.

Note 6 – Equity Offering

In February 2011, DHT issued a total of 15,425,300 shares of common stock with par value of $0.01 per share for total net proceeds of $67,540,343 after underwriting discount and expenses amounting to $4,187,302.

Note 7 – Stockholders equity and dividend payment

	Common Stock	Preference stock
Issued at December 31, 2010	48,921,961	0
New shares issued	15,528,801	0
Issued at June 30, 2011	64,450,762	0
Par value	$0.01	$0.01
Numbers of shares authorized for issue at June 30, 2011	125,000,000	1,000,000

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preference stock:
Terms and rights of Preference shares will be established by the board when or if such shares would be issued.

Dividend payment:

Dividend payment as of June 30, 2011:

Payment date:	Total payment	Per share
February 11, 2011	$4.9 million	$0.10
May 10, 2011	$6.4 million	$0.10
Total payment as of June 30, 2011:	$11.3 million	$0.20

Dividend payment 2010

Payment date:	Total payment	Per share
June 8, 2010	$4.9 million	$0.10
September 17, 2010	$4.9 million	$0.10
November 22, 2010	$4.9 million	$0.10
Total payment in 2010:	$14.7 million	$0.30

Note 8 - Financial risk management, objectives and policies

Note 9 in the 2010 annual report provides for details of financial risk management objectives and policies.

The Company's principal financial liabilities consist of long term debt and derivatives. The main purpose of these financial liabilities is to finance the Company's operations. The Company's financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company's senior management oversees the management of these risks.

Note 9 – Acquisition of Saga Tankers
On May 31, 2011, the Company announced that it will offer to acquire all the shares of Saga Tankers through a voluntary exchange offer whereby the Saga Tankers shareholders will be offered 0.25 DHT shares per Saga Tankers share.  Saga Tankers is a Norwegian based tanker company listed on the Oslo Stock Exchange which owns a fleet of four VLCCs, three of which are built in 2000 and one of which is built in 1995. Three vessels are operating in the spot market while one vessel is on time charter until the third quarter of 2012. Provided the offer is successful, the transaction is expected to close in August.

Note 10 – Subsequent Events
On July 13, 2011 the Board of Directors approved a dividend of $0.10 per share to be paid on August 4, 2011 to shareholders of record as of July 28, 2011 amounting to $6.4 million related to the second quarter 2011.